UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2019

Commission File Number: 001-37993

OBSEVA SA

(Translation of registrant’s name into English)

Chemin des Aulx, 12

1228 Plan-les-Ouates

Geneva, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form F-3, as amended (No. 333-222820), of ObsEva SA (the “Company”) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit 99.1 to this Report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form F-3, as amended (Registration No. 333-221462), of the Company (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Sales Agreement

On March 16, 2018, the Company entered into an Open Market Sale Agreement (the “Sales Agreement”) with Jefferies LLC (“Jefferies”) to sell common shares of the Company, par value of CHF 1/13 per share, with aggregate gross sales proceeds of up to $50,000,000, from time to time, through an at the market offering under which Jefferies will act as sales agent (the “Agent”). On August 7, 2019, the Company amended the Sales Agreement (the “Amendment”) to increase the offer and sale of the common shares by $25,000,000 for an aggregate offering price of up to $75,000,000.

Subject to the terms and conditions of the Sales Agreement, as amended, the Agent has agreed to use its commercially reasonable efforts, consistent with its normal trading and sales practices and applicable law and regulations, to sell all of the common shares so designated by the Company as agent in accordance with an instruction from the Company. The sales, if any, of the common shares under the Sales Agreement, as amended, will be made by any method permitted that is deemed an “at the market offering” as defined in Rule 415(a)(4) under the Securities Act, or, with our prior consent, in negotiated transactions. The Sales Agreement, as amended, provides that the commission payable to the Agent for sales of common shares with respect to which the Agent acts as sales agent shall be up to 3.0% of the gross sales price for such common shares sold pursuant to the Sales Agreement, as amended. The Sales Agreement, as amended, contains customary representations and warranties of the parties and indemnification and contribution provisions under which the Company and the Agent have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). The Agent and the Company have the right, by giving written notice as specified in the Sales Agreement, as amended, to terminate the Sales Agreement, as amended.

The offering has been registered under the Securities Act pursuant to the Company’s shelf registration statement on Form F-3, as amended (No. 333-222820), as supplemented by the Prospectus Supplement dated March 16, 2018 and the Prospectus Supplement dated August 7, 2019, relating to the sale of the common shares.

The foregoing description of the Sales Agreement is not complete and is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed as Exhibit 1.1 to our Report on Form 6-K filed with the U.S. Securities and Exchange Commission on March 16, 2018 and is incorporated by reference herein. The foregoing description of the Amendment is qualified in its entirety by reference to the full text of such amendment, which is filed herewith as Exhibit 1.1 to this Report on Form 6-K and is incorporated by reference herein.

A copy of the opinion of Lenz & Staehelin relating to the validity of the securities to be issued pursuant to the Sales Agreement is filed herewith as Exhibit 5.1

Exhibits

Reference is made to the Exhibit Index included hereto.

EXHIBIT LIST

Exhibit	Description
1.1	Amendment No. 1 to Open Market Sale Agreement, dated as of August 7, 2019, by and between the Company and Jefferies LLC

5.1	Opinion of Lenz & Staehelin

23.1	Consent of Lenz & Staehelin (included in Exhibit 5.1)

99.1	Risk Factors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ObsEva SA

Date: August 7, 2019	By:	/s/ Ernest Loumaye
Name Ernest Loumaye
Title: Chief Executive Officer